SEC[illegible] 15026402 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Snowden Account Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York	New York	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sims (646) 218-9769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 21 2015 16 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OB 5/22/15

OATH OR AFFIRMATION

I, John Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Snowden Account Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner & Managing Director - CFO

Title

Notary Public

ANTHONY A FLUDER JR
Notary Public
State of New Jersey
My Commission Expires Nov 3, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

Report of Independent Registered Public Accounting Firm

To the Management and Shareholder of
Snowden Account Services, Inc.

We have audited the accompanying statement of financial condition of Snowden Account Services, Inc. as of December 31, 2014. This financial statement is the responsibility of Snowden Account Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Snowden Account Services, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2015

Snowden Account Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	382,675
Deposit with clearing organization		150,076
Deferred tax asset		120,000
Fees Receivable		107,390
Commissions receivable		88,095
Securities owned at market		72,476
Prepaid expense		71,708
Prepaid taxes		35,530
Receivable from related party		357
Total assets	$	1,028,307

Liabilities and Stockholder's Equity

Liabilities		
Payable to related parties	$	217,836
Accounts payable and accrued expenses		158,044
Unearned Revenue		15,850
Total liabilities		391,730
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		10
Additional paid-in capital		1,414,169
Accumulated deficit		(777,602)
Total stockholder's equity		636,577
Total liabilities and stockholder's equity	$	1,028,307

The accompanying notes are an integral part of these financial statements.

Snowden Account Services, Inc.
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Snowden Account Services, Inc. (the "Company") is a successor to TBG Capital, Inc. which was incorporated in the state of New York on February 2, 2009, and operates under a Continuing Membership Agreement granted on April 11, 2012 by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA") a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. All three companies are wholly owned subsidiaries of their parent company, Snowden Capital Partners, LLC ("SCP").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable represent commissions earned on securities transactions. Fees receivable represent fees due on annuity contracts. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Fee based income is recorded as earned. Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. The Company engages in such transactions exclusively to facilitate customer orders and does not trade speculatively for its own account or, in the normal course of business, hold security positions overnight. In those rare instances when an execution error results in a position being held in the Company's error account such, positions are liquidated as soon as possible with the resultant gain or loss reflected in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: COMMISSIONS RECEIVABLE

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2014, the commissions receivable of $88,095 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2014 was $150,076.

Note 4: INCOME TAXES

The Company operates as a C Corporation under the Internal Revenue Code, which means it is subject to federal, state, and city corporate taxes. At December 31, 2014, the Company has available Net Operating Loss Carryforwards, subject to Code Section 382 limitations, from prior tax years as follows:

Tax Year	Name of Entity	Amount of Loss Carried Forward
2010	TBG Capital, Inc.	$ 241,417
2011	TBG Capital, Inc.	14,201
2014	Snowden Account Services, Inc.	34,734
Total Carryforward to 2015	Snowden Account Services, Inc. (formerly TBG Capital, Inc.)	$ 290,352

Because the Company anticipates future profits will be sufficient to utilize the reserve before it expires, no reserve has been accrued against this tax benefit. As a result, the valuation allowance was decreased $11,187 for the year ended December 31, 2014.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: INCOME TAXES
(Continued)

The provision for income taxes consists of the following:

Current Income Taxes		
Federal	$	86,811
State		49,872
		136,683
Deferred Income Taxes		
Federal	$	(99,000)
State		(21,000)
		(120,000)
Total income tax provision	$	16,683

Deferred income taxes represent the projected value of prior year's net operating loss carry forwards that will be used to offset operating profits for income tax purposes in future years.

Note 5: RELATED PARTY TRANSACTIONS

Under an Expense Sharing Agreement with SCA, the Company is charged five (5) percent of the charges incurred for office salaries, rent, telephone, consulting, legal, and travel and entertainment expenses. During the year ended December 31, 2014, this amounted to charges totaling $203,320. In addition, approximately 42% of total company revenues are paid as compensation expense to SCA, which pays all compensation to the financial advisors. At December 31, 2014, the Company owed SCA a balance of $217,836 for unpaid charges.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: FAIR VALUE

Although the company does not trade securities for its own account or generally maintain security positions, at December 31, 2014 two positions were held as a result of timing discrepancies in facilitating customer transactions. These positions were liquidated within 2 business days in accordance with Company policy.

Note 6: FAIR VALUE
(Continued)

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Under ASC 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models

In determining fair value, the Company relies on prices provided by its clearing broker Pershing LLC subject to internal review. Pershing LLC uses various methods including market and income approaches and utilizes certain assumptions that market participants would use in pricing the asset or liability. Pershing LLC utilizes valuation techniques that maximize the use of observable inputs
and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.
Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.
Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include corporate and other debt, CD's and municipal debt.
Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2014 and there was no change in Level 3 assets or liabilities during the year.

Note 6: FAIR VALUE
(Continued)

The following tables present the financial instruments carried at fair value as of December 31, 2014.

Assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Exchange traded funds	$30,492	-	-	$30,492
Certificates of Deposit (Corp)	-	$41,984	-	$41,984
Total	$30,492	$41,984	-	$72,476

Note 7: RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC- registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard- setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2014, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form.Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker- dealer such as the Company, these amendments are mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organizational rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not believe the adoption of the amendments have a material impact on the Company or its financial statements.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2014-15	Presentation of Financial Statements – Going Concern (subtopic 205-40): Disclosure Of Uncertainties about an Entities Ability to Continue as a Going Concern	After December 15, 2016

ASU No.	Title	Effective Date
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013)	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $296,958 which was $196,958 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($416,186) to net capital was 1.4 to 1, which is less than the 15 to 1 maximum allowed.

Snowden Account Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

PUBLIC

Snowden Account Services, Inc.
Table of Contents
December 31, 2014